September 15, 2009


Securities and Exchange Commission
100 F Street, North East
Washington, D.C.
Attention:  Cathey Baker and James Lopez

Re:	TNT Designs, Inc. (the "Company") Amended Preliminary Information
Statement ("PRE14C"); SEC File no. 333-121787

Dear Ms. Baker and Mr. Lopez,

In response to our conference call today, you requested that we provide three categories of information related to the potential sale of preferred shares of the Company: (i) Name the third parties, if known; (ii) briefly describe the background of the transaction which led to the proposed authorization and potential issuance of the preferred shares; and (iii) describe in more detail the use of proceeds. We propose to amend the last paragraph on page 21 titled "Issuance of Preferred Shares" in the PRE14C as set forth below:

Issuance of Preferred Shares

The Company's majority owner, Louis Bertoli, together with his affiliates (including family members and affiliated companies), are contemplating an investment of between $500,000 and $1.2 million in cash into the Company. In exchange for such investment or investments, the Company contemplates issuing Preferred Stock at a price per share not less than the par value of such Preferred Stock and at a value that is, in the judgment of management, for fair value. Mr. Bertoli and his affiliates are based in Europe and have requested that the Company have the option to issue preferred shares with a high par value in connection with the proposed investment. The authorization of the Preferred Stock will give the Company the flexibility to accommodate this request and give the Company the flexibility necessary to attract future investments, should we choose to seek further investment or investors.

No fixed timetable has been determined for such proposed investment; however, if negotiations are successful, we anticipate that such investment will occur within six weeks of the effective date of the authorization of the new Preferred Stock.

We expect to use the proceeds from such investment for general corporate purposes and working capital. The use of the proceeds will vary depending upon the amount that is invested. Generally, the Company expects to use the proceeds to pay general expenses of operations, legal fees, accounting fees, rent for office space and other activities necessary grow the Company's business.

Except as described above, we do not have any present plans to issue Preferred or Common Stock. Future issuance of Preferred or Common Stock will be at the discretion of the Board of Directors and will not require shareholder approval.

Attached to this letter is a redlined copy of the above paragraphs showing changes from the last version submitted to you for your review. If you have any questions that do not rise to the level of a comment letter, please do not hesitate to call.


							Sincerely,
							Joyce Thrasher Kaiser & Liss, LLC




							H. Grady Thrasher, IV, Esq.


REDLINED CHANGES

Issuance of Preferred Shares

We presently are in negotiations with third parties andThe Company's majority owner, Louis Bertoli, together with his affiliates (including family members and affiliated companies), are contemplating an investment of the Company to invest between $500,000 and $1.2 million in cash into the Company. In exchange for such investment or investments, the Company contemplates issuing Preferred Stock at a price per share not less than the par value of such Preferred Stock and at a value that is, in the judgment of management, for fair value. Mr. Bertoli and his affiliates are based in Europe and have requested that the Company have the option to issue preferred shares with a high par value in connection with the proposed investment. The authorization of the Preferred Stock will give the Company the flexibility to accommodate this request and give the Company the flexibility necessary to attract future investments, should we choose to seek further investment or investors.

No fixed timetable has been determined for such proposed investment; however, if negotiations are successful, we anticipate that such investment will occur within six weeks of the effective date of the authorization of the new Preferred Stock.

We expect to use the proceeds from such investment for general corporate purposes, including working capital, and to pay down existing debt. and working capital. The use of the proceeds will vary depending upon the amount that is invested. Generally, the Company expects to use the proceeds to pay general expenses of operations, legal fees, accounting fees, rent for office space and other activities necessary grow the Company's business.

Except as described above, we do not have any present plans to issue Preferred or Common Stock. Future issuance of Preferred or Common Stock will be at the discretion of the Board of Directors and will not require shareholder approval.

JOYCE, THRASHER, KAISER & LISS
A LIMITED LIABILITY COMPANY

Securities and Exchange Commission
September 15, 2009
Page 2


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        H. Grady Thrasher, IV
        d: 404-760-6002
        gthrasher@jtklaw.com




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